Execution Copy

ASSET PURCHASE AGREEMENT

BY AND AMONG

NEXCEN BRANDS, INC.,

NEXCEN FIXED ASSET COMPANY, LLC,

NEXCEN BRAND MANAGEMENT, INC.,

WV IP HOLDINGS, LLC,

AND

ICONIX BRAND GROUP, INC.

DATED AS OF SEPTEMBER 29, 2008

i

ARTICLE V. Representations and Warranties of Buyer		24
5.1	Existence and Good Standing; Authorization.	24
5.2	Consents and Approvals; No Violations	24
5.3	Litigation	25
5.4	Brokers’ or Finders’ Fees	25
5.5	Adequacy of Funds	25
5.6	Insolvency Proceedings	25

ARTICLE VI. Pre-Closing Covenants		26
6.1	Efforts to Closing	26
6.2	Conduct of the Business	27
6.3	Access and Investigation	27
6.4	Notice of Developments	27
6.5	Public Disclosure or Communications.	28
6.6	Employee Matters.	28
6.7	Exclusivity	29

ARTICLE VII. Post-Closing Covenants		30
7.1	Transfer Taxes	30
7.2	Nonsolicitation.	30
7.3	Further Assurances	31
7.4	Confidentiality	31
7.5	Access to Records	31
7.6	Employee Benefit Plans	31
7.7	S-X Cooperation	32

ARTICLE VIII. Conditions Precedent to Buyer’s Obligation to Close		32
8.1	Truth of Representations and Warranties.	32
8.2	Performance of Agreements	32
8.3	Certificate	32
8.4	No Injunction	32
8.5	Governmental and Other Approvals	33
8.6	No Material Adverse Effect	33
8.7	Closing Deliverables	33

ARTICLE IX. Conditions Precedent to Sellers’ and Parent’s Obligation to Close		34
9.1	Truth of Representations and Warranties	34
9.2	Performance of Agreements	34
9.3	Certificate	34
9.4	No Injunction	34
9.5	Closing Deliverables.	34

ARTICLE X. Termination		34
10.1	Right to Terminate	34
10.2	Effect of Termination	35

ii

ARTICLE XI. Indemnification; Remedies		35
11.1	Survival	35
11.2	Indemnification by Parent	36
11.3	Indemnification by Buyer	36
11.4	Limitation on Liability.	37
11.5	Other Indemnification Provisions.	37
11.6	Procedure for Indemnification - Third Party Claims.	38
11.7	Procedure for Indemnification - Other Claims	39

ARTICLE XII. MISCELLANEOUS		39
12.1	Notices	39
12.2	Entire Agreement; Nonassignability; Parties in Interest	41
12.3	No Third Party Beneficiaries	41
12.4	Bulk Sales Law	41
12.5	Expenses	41
12.6	Waiver and Amendment	41
12.7	Severability	41
12.8	Remedies Cumulative	41
12.9	Counterparts	41
12.10	Governing Law; Jurisdiction	42
12.11	Specific Performance	42
12.12	Disclosure Schedules	42

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is entered into as of September 29, 2008, by and among NexCen Brands, Inc., a Delaware corporation (“Parent”), NexCen Fixed Asset Company, LLC, a Delaware limited liability company (“NFAC”), NexCen Brand Management, Inc., a Delaware corporation (“NBM”), WV IP Holdings, LLC, a Delaware limited liability company (“WV IP Holdings,” and with NFAC, and NBM, each individually, a “Seller,” and collectively, the “Sellers”), and Iconix Brand Group, Inc., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, the Sellers own certain assets used in the conduct of the Business (as defined below); and

WHEREAS, the Sellers desire to sell, and Buyer desires to purchase from the Sellers, the assets of the Business, and to assume certain liabilities associated therewith, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.
Definitions and Usage

1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Affiliate” of any Person means any Person which, directly or indirectly controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

“Allocation Schedule” is defined in Section 3.4.

“Assumed Contracts” means the Contracts that are listed in Schedule 1.1, together with any other Contacts that the Buyer specifically consents in writing to assume at Closing.

“Assumed Liabilities” is defined in Section 2.3.

“Balance Sheet Date” is defined in Section 4.4(a).

“Basket” is defined in Section 11.4(a).

“Books and Records” means all books and records of the Sellers relating exclusively to and necessary for the operation of the Business as it is currently operated, including files, documents, correspondence, cost and pricing information, accounting records, supplier lists and records, operating manuals, operating procedures, marketing research, training materials, training records, maintenance and inspection reports, equipment lists, repair notes and archives, sales and marketing materials.

“Business” means the business that relates to the Waverly brand, products and services, the Gramercy brand products and services and the Village brand products and services, including the licensing of the Waverly Intellectual Property, the Gramercy Intellectual Property and the Village Intellectual Property for use in connection with the manufacture, sale and distribution of fabric and other goods and including the use of any of the Purchased Assets in connection with the operation thereof or performance of the Sellers, as applicable, under any License Agreement.

“Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which banks in New York, New York are permitted or required to be closed.

“Business Employee” shall mean each employee (including employees on approved leaves of absence, sick leave and vacation leave) who is listed on Schedule 6.6(a) and Schedule 6.6(b).

“Buyer” is defined in the first paragraph of this Agreement.

“Buyer Indemnified Parties” is defined in Section 11.2.

“Buyer Nonsolicitation Period” means (x) in the event this Agreement is terminated pursuant to Article X hereof, the period from the date hereof until September 24, 2013, and (y) in the event the Closing occurs, the period from the date hereof until three (3) years from the Closing Date.

“Cap” is defined in Section 11.4(b).

“Closing” is defined in Section 3.1.

“Closing Date” means the date on which the Closing actually takes place.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Contract” means any contract, license, sublicense, permit, mortgage, purchase order, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing (in each case, whether written or, if known to the Sellers and binding, oral).

“Damages” means any loss, liability, claim, damage, expense (including reasonable attorneys’ fees and costs), whether or not involving a third party claim, provided, however, that other than with respect to Damages payable to a third party pursuant to a third party claim, Damages shall not include any special, incidental, indirect, collateral, consequential, exemplary, punitive or statutorily multiplied losses or damages of the other party or any other Person (whether or not such party or Person has been advised of the possibility of damages and in each case whatsoever arising (whether in contract, tort (including negligence or breach of contract or statutory duty) or otherwise).

“Disclosure Schedules” is defined in the first paragraph of Article IV.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other employee benefit or fringe benefit plan, program or arrangement of any kind (whether written or oral).

“Employment Terms” is defined in Section 6.6(a).

“Encumbrances” means any liens, pledges, claims, mortgages, charges, options, preemptive rights, rights of first refusal or similar rights, title retention agreements, easements, encroachments, leases, subleases, covenants, security interests and restrictions and encumbrances of any kind or nature whatsoever. For the avoidance of doubt, “Encumbrances” shall not be deemed to include any licenses of Intellectual Property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any trades or businesses (whether or not incorporated) that are treated as a single employer with such entity under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Excluded Assets” is defined in Section 2.2.

“Excluded Liabilities” is defined in Section 2.4.

“Financial Statements” is defined in Section 4.4(a).

“GAAP” means generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

“Government Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, including any quasi-governmental or private body exercising any regulatory or taxing authority thereunder or any judicial authority (or any department, bureau or division thereof).

“Government Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given or otherwise made available by or under the authority of any Government Authority or pursuant to any Legal Requirement.

“Gramercy Intellectual Property” means the Gramercy Trademarks and other Intellectual Property owned by the Sellers that relates to products sold under the Gramercy Trademarks and is used in the Business.

“Gramercy Trademarks” is defined in Section 4.17(a).

“Indebtedness” means (a) indebtedness of the Sellers for borrowed money or with respect to deposits or advances of any kind (other than advances due from customers incurred in the ordinary course of business and consistent with past practice), (b) all obligations of the Sellers evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of the Sellers upon which interest charges are paid, (d) all obligations of the Sellers in respect of capitalized leases and obligations of the Sellers for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and consistent with past practice), (e) all obligations in respect of banker’s acceptances or letters of credit issued or created for the account of the Sellers, (f) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) of any other Person secured by any Encumbrance on any assets of the Sellers, even though the Sellers have not assumed or otherwise become liable for the payment thereof, (g) all guarantees by the Sellers of obligations of the type described in clauses (a) through (f) above of any other Person, and (h) payment obligations in respect of interest under any interest rate swap or other hedge agreement or arrangement entered into by the Sellers with respect to any Indebtedness described in clauses (a) through (g) above.

“Indemnified Party” is defined in Section 11.3.

“Indemnitor” is defined in Section 11.6(a).

“Insurance Policies” is defined in Section 4.15.

“Intellectual Property” means all of the following in any domestic or foreign jurisdiction: (i) know-how, designs, patterns (including samples, mock-ups, prototypes and finished products), design rights, press books, promotional materials, artwork, vendor numbers, sketches, methods and processes, customer and supplier information, trade secrets and technical knowledge, (ii) letters patent, patents, patent applications, (iii) software, data and databases, (iv) trade dress, trade names, trademarks, service marks, Internet domain names, logos, slogans, together with registrations and applications for registrations of any of the foregoing, and any goodwill associated with the foregoing, (v) copyrights, copyrightable works, and moral rights, together with registrations and applications for registrations of any of the foregoing, (vi) any other confidential information, in each case to the extent protectable by applicable law and (vii) and any and all proprietary rights in any of the foregoing, arising under common law, Contract or otherwise.

“Inventory” means the consumable inventory of the Sellers, wherever located, including, without limitation, all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or intended for use by the Business, but not including the Waverly Archives.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” means (a) with respect to the Sellers, the actual knowledge of Anthony Noberini, Rick Platt, Craig Hoffman and Kenneth J. Hall, after due inquiry of those individuals responsible for the matter being represented or warranted and (b) with respect to Buyer, the actual knowledge of Andrew Tarshis, after due inquiry of those individuals responsible for the matter being represented or warranted. The terms “know” and “knows” and like terms will have correlative meanings.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real or immovable property that is used in the Business.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Sellers hold any Leased Real Property that is used in the Business.

“Legal Requirement” means any U.S. federal, state, local, municipal, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty.

“Lender” means BTMU Capital Corporation.

“License Agreement” means each Contract between the Sellers and any Person pursuant to which the Sellers have granted that Person the right to design, manufacture, sell or distribute goods under any of the Waverly Intellectual Property, Gramercy Intellectual Property or Village Intellectual Property owned by the Sellers.

“Licensee” means a Person who has entered into and as of the Closing Date is a party to a License Agreement with the Sellers.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (1) has or could reasonably be expected to have a material adverse effect on the Business, financial condition or results of operations of the Purchased Assets or (2) would reasonably be expected to prevent or materially impede the consummation of the transactions contemplated by this Agreement; provided, however, that with respect to clause (1) only, none of the following shall be deemed to constitute a “Material Adverse Effect” or shall be considered in determining whether a “Material Adverse Effect” has occurred: (i) changes in general economic or political conditions that do not disproportionately and adversely affect the Business (as compared to businesses of comparable size); (ii) any actions by the Sellers required by this Agreement or consented to by Buyer; (iii) changes in the industry in which the Business operates that do not disproportionately and adversely affect the Business; or (iv) changes in Legal Requirements applicable to the Purchased Assets.

“Material Contracts” is defined in Section 4.14(a).

“NBM” is defined in the first paragraph of this Agreement.

“NFAC” is defined in the first paragraph of this Agreement.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Government Authority or by any arbitrator.

“Organizational Documents” means with respect to any entity, the certificate or articles of incorporation or formation, as applicable, operating agreement, bylaws or other governing documents of such entity.

“Parent” is defined in the first paragraph of this Agreement.

“Payoff Amount” means the amount set forth in the Payoff Letter necessary to repay certain Indebtedness to be repaid at Closing.

“Payoff Letter” means the letter or letters provided by the Lender to the Sellers in connection with the repayment of certain Indebtedness to be repaid at Closing.

“Permitted Encumbrances” means (i) mechanics’, material men’s or similar inchoate Encumbrances arising or incurred in the ordinary course of business relating to liabilities not yet due and payable; (ii) Encumbrances for current taxes not yet delinquent, or the validity of which is being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing foreclosure or enforcement of such Encumbrances and where adequate reserves are established and maintained in accordance with GAAP; (iii) Encumbrances or Pledges in connection with workmen’s compensation, unemployment insurance or other social security obligations; and (iv) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of alike nature incurred in the ordinary course of business consistent with past practice.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Government Authority.

“Personal Property” means the computer hardware, fixtures and furniture owned by the Sellers and listed in Schedule 1.1(p).

“Prepaid Expenses” as of any date means payments made by the Sellers or any of their Affiliates with respect to the Business or the Purchased Assets, which constitute prepaid expenses in accordance with GAAP.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Government Authority or arbitrator.

“Purchase Price” is defined in Section 3.2.

“Purchased Accounts Receivable” is defined in Section 3.6(b).

“Purchased Assets” means all of the Sellers’ right, title, and interest in and to all of the assets that are primarily used or intended primarily for use in the Business, whether tangible or intangible, material or immaterial, real or personal and wherever located and by whomever possessed (other than the Excluded Assets), including, without limitation, (i) the Waverly Archives and Waverly Intellectual Property, and all rights thereto, (ii) the Gramercy Intellectual Property, and all rights thereto, (iii) the Village Intellectual Property, and all rights thereto, (iv) the Personal Property, (v) the Assumed Contracts, (vi) the License Agreements, including all rights contained in License Agreements that expressly or by their nature survive expiration or termination, (vii) Third Party License Agreements, including all rights contained in the Third Party License Agreements that expressly or by their nature survive expiration or termination, (viii) the Books and Records, (ix) all proceeds paid or payable by any insurance provider for any Purchased Asset that is destroyed or damaged after the date hereof and prior to the Closing under insurance policies covering or relating to Purchased Assets or Assumed Contracts and (x) all prepaid assets of the Business (including the pro rata portion of advances or guaranteed minimum royalty and advertising payments credited against royalties earned on or after the Closing Date under the Assumed Contracts or the pro rata portion of payments under terminated license agreements related to the Waverly Archives and Waverly Intellectual Property, the Gramercy Intellectual Property, and the Village Intellectual Property due on or after the Closing Date).

“Representative” means, with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Securities” is defined in Section 4.5(b).

“Seller Account Receivable” is defined in Section 3.6.

“Seller Indemnified Party” is defined in Section 11.3.

“Sellers” is defined in the first paragraph of this Agreement.

“Seller Information” means any data and information relating to the business, customers, financial statements, conditions or operations of the Business, in each case which is confidential in nature and not generally known to the public.

“Studio IP” is defined in Section 2.5.

“Subleased Property” means that portion of the Leased Real Property leased pursuant to the Agreement of Lease dated July 24, 2007 between Jeffrey Management Corp., Normandy 261 5th Ave LLC and NexCen Consumer Brands Management, Inc. which is currently occupied and used by Sellers in the Business, such portion being commonly known as 261 Fifth Avenue, Suites 103 and 401, New York, NY 10016.

“Subsidiary” means, with respect to any Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Person or one or more of its Subsidiaries.

“Tax” means any tax (including, without limitation, any income tax, license tax, margin tax, branch profits tax, capital gains tax, alternative or add-on minimum tax, estimated tax, value-added tax, sales tax, use tax, property tax, transfer tax, payroll tax, social security tax or withholding tax, escheat or abandoned property liability), and any related fine, penalty, interest or addition to tax with respect thereto, imposed, assessed or collected by or under the authority of any Government Authority or payable pursuant to any tax-sharing agreement relating to the sharing or payment of any such tax.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Government Authority in connection with the determination, assessment, collection or payment of any Tax.

“Termination Date” is defined in Section 10.1(b).

“Third Party License Agreement” means a license agreement between the Sellers and any Person (“Third Party Licensor”) pursuant to which the Sellers have been granted the right to use Intellectual Property of the Third Party Licensor in connection with the Business.

“Transferred Employee” is defined in Section 6.6(a).

“Transfer Taxes” is defined in Section 7.1.

“Village Intellectual Property” means the Village Trademarks and other Intellectual Property owned by the Sellers that relates to products sold under the Village Trademarks and is used in the Business.

“Village Trademarks” is defined in Section 4.17(a).

“Waverly Archives” means all products, samples, computer-aided designs, designs, drawings, paintings, illustrations, patterns, fabrics, artwork, advertising, books, prints, video and audio related to the Waverly Intellectual Property, the Gramercy Intellectual Property or the Village Intellectual Property, and all other such materials that relate to the Business, including the materials held in the Sellers’ libraries (e.g., sample books and related sampling in Sellers’ design studios) that relate to the Waverly Intellectual Property, the Gramercy Intellectual Property or the Village Intellectual Property.

“Waverly Composite Trademarks” is defined in Section 4.17(a).

“Waverly Copyright” means a copyright for any design or work used in the Business by the Sellers or by a Licensee, for which the Sellers possess a registration or for which the Sellers are the applicant of a registration.

“Waverly Intellectual Property” means the Waverly Trademarks (and any immaterial unregistered trademarks), the Waverly Composite Trademarks, the Waverly Copyrights, all designs licensed by the Sellers to Licensees under License Agreements and other Intellectual Property owned by the Sellers, other than the Gramercy Intellectual Property and the Village Intellectual Property, and is used in the Business.

“Waverly Trademarks” is defined in Section 4.17(a).

“WV IP Holdings” is defined in the first paragraph of this Agreement.

1.2 Usage.

(a) Interpretation. In this Agreement, unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect at the time particular acts or conditions of compliance are to be determined, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement in effect at the time a particular act or condition of compliance is to be determined and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (viii) “or” is used in the inclusive sense of “and/or”; (ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE II.
Purchase and Sale of Business and Assets

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, the Sellers agree to sell, assign, convey, transfer and deliver to Buyer as of the Closing Date, and Buyer agrees to purchase and take assignment and delivery from the Sellers as of the Closing Date, all of Sellers’ right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances other than the Permitted Encumbrances and to assume the Assumed Liabilities.

2.2 Excluded Assets. Pursuant to this Agreement, Buyer is not acquiring, and the Sellers shall retain all assets, rights and properties not used or intended for use in the Business (except that, for the avoidance of doubt, no asset, right or property set forth in clause (i) through (ix) of the definition of Purchased Assets shall be retained by the Sellers), and, as such, they are not included in the Purchased Assets (collectively, the “Excluded Assets”), including, without limitation:

(a) Assets that are owned by licensees of the Sellers;

(b) All assets relating to the Employee Benefit Plans, whether or not held in trust;

(c) All Contracts that have terminated or expired prior to the Closing Date, except those rights contained in License Agreements that expressly or by their nature survive expiration or termination;

(d) Any and all of the Sellers’ rights in any Contract representing an intercompany transaction between a Seller and an Affiliate of a Seller;

(e) Sellers’ corporate minute books and records, such other books and records as pertain to the organization, existence or capitalization of the Sellers and duplicate copies of such records as are necessary to enable the Sellers to file its tax returns and reports, as well as any other records or materials relating to the Sellers generally and not involving or relating to the Purchased Assets;

(f) Claims for and rights to receive Tax refunds, and any notes, worksheets, files or documents relating thereto with respect to any period prior to the Closing Date;

(g) all proceeds paid or payable by any insurance provider for any Purchased Asset that is destroyed or damaged prior to the Closing Date under insurance policies covering or relating to Purchased Assets or Assumed Contracts;

(h) the Inventory;

(i) subject to Section 3.6, the Sellers’ rights to receive any payments from third parties arising from the operation of the Business prior to the Closing;

(j) the Seller Accounts Receivable;

(k) any of the Parent’s or Sellers’ brands, other than those included in any of the Waverly Intellectual Property, Gramercy Intellectual Property or Village Intellectual Property;

(l) All rights of the Sellers under this Agreement, any agreement, certificate, instrument or other document executed and delivered by the Sellers or Buyer in connection with the transactions contemplated hereby, or any side agreement between the Sellers and Buyer entered into on or after the date of this Agreement; and

(m) Those assets which are used in both the Business and non-Business related operations of the Parent and the Sellers which are all set forth on Schedule 2.2(m).

2.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume and agree to pay, honor, discharge and perform when due, (1) any and all of the Sellers’ liabilities, commitments and obligations (a) arising under the Assumed Contracts on or after the Closing Date; (b) arising out of the operation of the Business to the extent such obligations are incurred on or after the Closing Date and are based on Buyer’s (or its Affiliates’, or its or their respective assignees’ or transferees’) use or ownership of the Purchased Assets; and (2) the other liabilities, commitments and obligations expressly identified on Schedule 2.3 (collectively, the “Assumed Liabilities”).

2.4 Excluded Liabilities. Except as and to the extent expressly provided in Section 2.3, Buyer is not agreeing to, and shall not, assume any other liability, obligation, undertaking, expense or agreement of the Sellers of any kind, character or description, whether absolute, contingent, known, unknown, accrued, liquidated, unliquidated, contingent, executory or otherwise, and whether arising prior to or following the Closing, and the execution and performance of this Agreement shall not render Buyer liable for any such liability, obligation, undertaking, expense or agreement (all of such liabilities and obligations shall be referred to herein as the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, and Buyer will not assume or be liable for:

(a) Any obligation to pay, reimburse or credit a Licensee or a customer of the Sellers in respect of a chargeback that arose in connection with the Sellers’ shipment and sale of merchandise to a customer;

(b) Any liability or obligation of WV IP Holdings under the Second Amended and Restated Brand Management Agreement dated August 15, 2008, with NBM;

(c) Any liability or obligation with respect to any Excluded Asset, whether arising prior to or after the Closing Date;

(d) Except as expressly assumed in Section 2.3, any liability, claim or obligation, contingent or otherwise, arising out of the operation of the Business or the ownership or use of any of the Purchased Assets prior to the Closing Date;

(e) Any liability or obligation arising out of any Contract that is not an Assumed Contract;

(f) Any Indebtedness of the Sellers (other than Indebtedness arising under an Assumed Contract);

(g) Any of the Sellers’ liabilities or obligations for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including all attorneys’ and accountants’ fees, and any financial advisory or brokerage fees);

(h) Any Damages or obligation of the Sellers or Parent from claims arising out of previous negotiations or agreements relating to the sale of the Business;

(i) Any liability or obligation of the Sellers for any Taxes that accrue for any period on or after Closing, regardless of when assessed, excluding Taxes that relate to the operation of the Business arising after the Closing;

(j) Except as set forth in Section 6.6, any liability or obligation arising at any time relating to any employee, director or former employee or director of the Sellers, including any liability for accrued wages, vacation, sick or holiday pay and allowances, any other paid time off and any liabilities under employment, severance, change of control or similar agreements or arrangement;

(k) Except as set forth in Section 6.6, any duty, obligation or liability arising at any time under or relating to any Employee Benefit Plan or any employee benefit plan, program or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Parent or the Sellers or any ERISA Affiliate of Parent or the Sellers or with respect to which Parent, the Sellers or any ERISA Affiliate has or had any liability or potential liability;

(l) Except as set forth in Section 6.6, any liability or obligation relating to current or former employees of Sellers, including without limitation any liabilities or obligations under any employment, consulting or non-competition agreement, change of control agreement, indemnity agreement, any retention or performance-based bonus or other compensation agreement, and any similar agreements, whether written or oral, and any liabilities or obligations arising out of the termination by Sellers of any of its employees in anticipation or as a consequence of, or following, consummation of the transactions contemplated by this Agreement, including under the WARN Act;

(m) Any violation of any Legal Requirement, breach of warranty, tort or infringement by the Sellers or any Affiliate of the Sellers;

(n) Any liability or obligation arising out of any infringement or other unlawful use by the Sellers or any Person acting under the direction or control of the Sellers of any Sellers’ Intellectual Property owned or held by any Person; and

(o) Any liability or obligation of the Sellers arising out of any litigation, proceeding, or claim by any Person relating to the Business as conducted on or prior to the Closing Date, whether or not such litigation, proceeding, or claim is pending, threatened, or asserted before, on, or after the Closing Date.

2.5 Delivery of Certain Assets. At the Closing, Sellers shall deliver all of their right, title and interest in the Purchased Assets directly to Studio IP Holdings, LLC, a Delaware limited liability company, and an indirect, wholly-owned subsidiary of Buyer to be formed by Buyer immediately prior to Closing (“Studio IP”). The parties hereto acknowledge and agree that notwithstanding this Section 2.5, all of the Purchased Assets, including the Purchased Assets subject to this Section 2.5, are being acquired by the Buyer hereunder and the delivery by Sellers of the Purchased Assets, subject to this Section 2.5, to Studio IP shall be deemed to be a delivery of such Purchased Assets initially to the Buyer followed by a contribution of such Purchased Assets by Buyer to the capital of Studio IP.

ARTICLE III.
Purchase Price; Payment; Assumption of Obligations

3.1 The Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at the offices of Kirkland & Ellis LLP, 153 East 53rd Street, New York, New York 10022, or at such other place as Buyer and the Sellers mutually agree, at 10:00 A.M. local time, on the second Business Day after the conditions to Closing set forth in Articles VIII and IX have been satisfied or waived by the party entitled to waive such condition, other than conditions that, by their terms, cannot or are not required to be satisfied until the Closing (provided that all such conditions are satisfied at the Closing), or at such other place, date and/or time as the parties may mutually agree. The effective time of the Closing shall be deemed to be 12:01 A.M. on the Closing Date.

3.2 Purchase Price. Subject to and upon the terms and conditions of this Agreement, in reliance on the representations, warranties, covenants and agreements of the Sellers contained herein, and in full payment and consideration for the sale, conveyance, assignment, transfer and delivery of the Purchased Assets by the Sellers to Buyer, Buyer shall pay a total amount of Twenty Six Million Dollars ($26,000,000) (the “Purchase Price”), payable as hereinafter provided, and Buyer shall assume the Assumed Liabilities.

3.3 Payment. At Closing, Buyer shall (a) pay to the Lenders the Payoff Amount (which in no event will exceed the Purchase Price) by wire transfer of immediately available funds to the accounts specified in the Payoff Letter, (b) pay the Sellers the difference, if any, between the Purchase Price less the Payoff Amount by wire transfer of immediately available funds to accounts specified by the Sellers prior to the Closing Date and (c) assume the Assumed Liabilities.

3.4 Allocation. The Sellers and Buyer agree to allocate the Purchase Price among the Purchased Assets in accordance with the allocation schedule to be prepared no later than ninety (90) days after the date hereof (the “Allocation Schedule”). If the parties are unable to agree on the final Allocation Schedule within ninety (90) days after the date hereof, an independent third-party appraiser selected by the Sellers, and acceptable to Buyer, the fees of which shall be borne equally by the Sellers and Buyer, shall resolve the allocation of the consideration to any items with respect to which there is a dispute between the parties. In the absence of manifest error, the determination of the Allocation Schedule by the third party appraiser shall be final and binding on all parties and shall not be subject to contest. Each of the parties hereto agree that: (i) none of the parties shall take a position on any Tax Return (including IRS Form 8594) that is in any way inconsistent with the Allocation Schedule without the written consent of the other party or unless specifically required by an applicable Government Authority; and (ii) they shall promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation Schedule. Notwithstanding the foregoing, nothing contained herein shall prevent Buyer or the Sellers from settling any proposed deficiency or adjustment by any Government Authority based upon or arising out of the Allocation Schedule, and neither Buyer nor the Sellers shall be required to litigate before any court any such proposed deficiency or adjustment by any Government Authority challenging the Allocation Schedule.

3.5 Nonassignable Contracts. Notwithstanding anything to the contrary herein, to the extent that the assignment hereunder by the Sellers to Buyer of any Assumed Contract is not permitted or is not permitted without the consent of any other party to such Assumed Contract, this Agreement shall not be deemed to constitute an assignment of any such Assumed Contract if such consent is not given or if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Assumed Contract, and Buyer shall assume no obligations or liabilities under any such Assumed Contract. The Sellers shall advise Buyer in writing on the date hereof with respect to any Assumed Contract which the Sellers know or have substantial reason to believe will or may not be assigned to Buyer hereunder at the Closing. Without in any way limiting Sellers’ obligation to make reasonable efforts to obtain all consents and waivers necessary for the sale, transfer, assignment and delivery of the Assumed Contracts and the Purchased Assets to Buyer hereunder, if any such consent relating to an Assumed Contract is not obtained or if such assignment is not permitted irrespective of consent and if the Closing shall occur, the Sellers shall cooperate with Buyer following the Closing Date in any reasonable arrangement, excluding payment of money by the Sellers to Buyer, designed to provide Buyer with the rights and benefits (subject to the obligations) under such Assumed Contract, including enforcement for the benefit of Buyer of any and all rights of the Sellers against any other party arising out of any breach or cancellation of any such Assumed Contract by such other party and, if requested by Buyer, acting as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require.

3.6 Accounts Receivable.

(a) Buyer acknowledges that all accounts receivable in respect solely of amounts due for periods prior to the Closing Date shall remain the property of the Sellers (the “Seller Accounts Receivable”) and that Buyer shall not acquire any beneficial right or interest therein. Buyer shall promptly forward to the Sellers all proceeds received by Buyer in respect of all Seller Accounts Receivable, plus such portion of the proceeds received by Buyer in respect of the Purchased Accounts Receivable as provided for in Section 3.6(c).

(b) Subject to the allocation set forth in Section 3.6(c), the Sellers shall promptly forward to Buyer all proceeds from accounts receivable relating to the Business that are received by the Sellers on or after the Closing Date, other than proceeds from the Seller Accounts Receivable (all such accounts receivable other than the Seller Accounts Receivable being referred to as the “Purchased Accounts Receivable”).

(c) For purposes of determining the amount of proceeds from any Purchased Accounts Receivable payable pursuant to Section 3.6(a) or Section 3.6(b), where such Purchased Accounts Receivable are paid on a periodic basis and are payable for a period (such as a fiscal quarter) that begins but does not end prior to the Closing Date, (x) the Sellers shall be paid, or retain, as applicable, such portion of the Purchased Accounts Receivable as is equal to the entire amount of proceeds received in respect of such Purchased Accounts Receivable multiplied by a fraction the numerator of which is the number of days in such period ending on the day immediately prior to the Closing Date and the denominator of which is the number of days in the entire period for which such Purchased Accounts Receivable is paid and (y) Buyer shall be paid, or retain, as applicable, the balance of such proceeds.

(d) Notwithstanding anything to the contrary in this Section 3.6, promptly following the Closing, Buyer shall either set up its own post office box or make other arrangements for the collection of the accounts receivable generated by the Business following the Closing and will direct Licensees of the Business to make payment to such post office box or provide them with appropriate notice regarding the place of payment and related instructions.

(e) Buyer and the Sellers shall provide to each other access to files, records and books of account for the purpose of verifying any funds that have been remitted to each to verify collection and disposition of the proceeds of the accounts receivable in accordance with this Section 3.6.

ARTICLE IV.
Representations and Warranties of the Sellers and Parent

Each Seller, and Parent, as applicable, hereby represents and warrants to Buyer that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV except to the extent any representation or warranty speaks as of a different date, which representations and warranties shall be true and correct only as of such date), except as set forth in the disclosure schedules (the “Disclosure Schedules”) accompanying this Agreement.

4.1 Organization and Good Standing.

(a) Parent is duly incorporated, validly existing and in good standing under the laws of its state of incorporation.

(b) Each Seller is duly incorporated or formed, validly existing and in good standing under the laws of its state of incorporation or formation. Each Seller has all requisite corporate or limited liability company, as applicable, power and authority to own, lease and operate its assets and properties and to carry on the Business as currently conducted. Each Seller has obtained all Government Authorizations necessary to the ownership or operation of its properties or the conduct of the Business, except where the failure to obtain such Government Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or would only give rise to an Excluded Liability.

4.2 Enforceability; Authority.

(a) Parent has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the sale of the Purchased Assets and otherwise to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the sale of the Purchased Assets and the other transactions contemplated hereby and thereby, have been duly authorized and approved by its board of directors, and no other corporate action on the part of Parent is necessary to authorize the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and, assuming the due execution of this Agreement by Buyer, constitutes the valid and binding obligation of Parent enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

(b) Each Seller has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement, to consummate the sale of the Purchased Assets and otherwise to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the sale of the Purchased Assets and the other transactions contemplated hereby and thereby, have been duly authorized and approved by each of its board of managers, members, and board of directors, as applicable, and no other limited liability company, corporate, or member, as applicable, action on the part of the Sellers is necessary to authorize the execution, delivery and performance of this Agreement by each Seller and the consummation by each Seller of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each Seller and, assuming the due execution of this Agreement by Buyer, constitute the valid and binding obligation of each Seller enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

4.3 Consents; Approvals. Except as set forth in Schedule 4.3, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with the provisions of the Organizational Documents of Parent or any Seller;

(b) violate any Legal Requirement or Order to which Parent or any Seller is subject or by which any of their properties or assets are bound;

(c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority or other Person; or

(d) result in the acceleration or modification of any obligations under, constitute a violation or breach of, or (with or without due notice or lapse of time or both) a default under, or result in the creation of any Encumbrance upon any of the Purchased Assets under any of the terms, conditions or provisions of, any Indebtedness or Contract of Parent or any Seller; excluding from the foregoing clauses (b), (c) and (d), permits, consents, approvals, notices and filings, the absence of which, and violations, breaches, defaults and Encumbrances the existence of which, individually or in the aggregate, would not or would not reasonably be expected to materially adversely impact the operation of the Business or ownership of the Purchased Assets.

4.4 Financial Statements.

(a) Attached hereto as Schedule 4.4(a) are the unaudited pro forma combined balance sheets and statements of operations of the Business, Liabilities and Operations of NexCen Brand Management, Inc. (the “Financial Statements”) as of, and for the 12 months ended, June 30, 2008 (the “Balance Sheet Date”). The Financial Statements include all normal monthly closing entries. The Financial Statements do not include all of the necessary footnotes and disclosures required in accordance with GAAP. The balance sheets and statements of operations remain subject to adjustment, which may be material, for asset impairments and loan restructuring costs which are under evaluation but have not been recorded.

(b) Except as set forth on Schedule 4.4(b), there are no material liabilities (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, including any liability for Taxes) of the Business except for (i) liabilities set forth on the Financial Statements and (ii) liabilities that have arisen after the Balance Sheet Date in the ordinary course of business consistent with past practices.

4.5 Title to Assets. Except for Excluded Assets, each Seller has good and marketable title to, a valid and subsisting license to use, or a valid leasehold interest in, all of the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. All of the Personal Property is in good operating condition and repair (with the exception of normal wear and tear), and is free from defects other than minor defects that do not interfere with the present use thereof in the conduct of normal operations.

4.6 Sufficiency of Assets. Except for the Excluded Assets, the Purchased Assets comprise all of the assets, properties and rights of every type and description, real, personal, mixed, tangible and intangible that are used or intended for use in the conduct of the Business as it is currently conducted. The Purchased Assets include all of the assets, properties and rights of every type and description, real, personal, mixed, tangible and intangible reasonably necessary for Sellers’ performance of its obligations under the License Agreements (in substantially the same manner as currently conducted by Sellers).

4.7 Insolvency Proceedings. No insolvency proceedings of any kind, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting the Sellers or the Purchased Assets are pending or, to the Sellers’ Knowledge, threatened. No Seller has made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

4.8 Taxes.

(a) Except as set forth on Schedule 4.8, the Sellers have filed all Tax Returns that they were required to file on or before the date of this Agreement or the Closing Date, as applicable; all such Tax Returns were correct and complete in all material respects; and all material Taxes owed by the Sellers (whether or not shown on any Tax Return) have been paid. Except as set forth on Schedule 4.8, no Seller is the beneficiary of any extension of time within which to file any Income Tax Return. Each Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. There are no Encumbrances on any of the Purchased Assets that arose in connection with the failure (or alleged failure) to pay any Tax.

(b) There is no material dispute or claim concerning any Tax liability of the Sellers either (A) claimed or raised by any Governmental Authority in writing or (B) as to which the Sellers’ have Knowledge based upon personal contact with any agent of such Governmental Authority.

4.9 Labor Relations; Compliance. Except as set forth on Schedule 4.9, no Seller is a party to any written or oral employment agreement with any of Business Employee. The Sellers have not experienced any strikes, material grievances, claims of unfair labor practices or other collective bargaining disputes. No Seller has engaged in any unfair labor practices under the National Labor Relations Act or any similar foreign, state or local law. There is no collective bargaining agreement or bargaining relationship with any labor organization, and, there are no organizational efforts presently being made or to the Sellers’ Knowledge threatened by or on behalf of any labor union with respect to the Business.

4.10 Employee Benefits. Schedule 4.10 includes a list of all material Employee Benefit Plans maintained or contributed to by Parent or the Sellers for the benefit of the Business Employees, and each other material employee benefit plan, program or arrangement, whether or not subject to ERISA, which is made or maintained with or for the benefit of the Business Employees.

4.11 Litigation; Orders.

(a) Except as set forth on Schedule 4.11(a), there is no Proceeding at law or in equity by any Person or any Proceeding by or before any Government Authority pending or, to the Sellers’ Knowledge, threatened, against the Sellers or the Purchased Assets and to the Seller’s Knowledge there is no basis for any such Proceeding.

(b) Except as set forth on Schedule 4.11(b), to the Sellers’ Knowledge, (i) there is no Order to which the Sellers or any of the Purchased Assets is subject, and (ii) the Sellers are in compliance with each Order to which they or any of the Purchased Assets is subject.

4.12 Compliance With Laws; Government Authorizations.

(a) Except as set forth on Schedule 4.12(a), each Seller is in compliance in all material respects with each material Legal Requirement that is applicable to the conduct or operation of the Business or the ownership of the Purchased Assets.

(b) Except as set forth on Schedule 4.12(b), no Seller has received any written notice from any Government Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement applicable to the Business.

(c) Except as set forth on Schedule 4.12(c), each License Agreement sets forth provisions requiring the Licensee to manufacture, label, tag, package, merchandise, promote, sell, distribute and advertise its licensed products in accordance with all applicable national, state and local laws and regulations, and not to manufacture such licensed products with slave, child or prison labor.

(d) Each Seller possesses all material Government Authorizations necessary for the ownership of its properties and the conduct of the Business as currently conducted. Further, (i) to the Sellers’ Knowledge, all such Government Authorizations are in full force and effect and (ii) no Seller has received any written notice of any event, inquiry, investigation or proceeding threatening the validity of such Government Authorizations.

4.13 Operation of the Business. Except as set forth on Schedule 4.13, as of the date of this Agreement, there has not been any change, event or condition of any character since December 31, 2007, that has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.13, and without limiting the generality of the foregoing, since December 31, 2007, each Seller has operated the Business in the ordinary course of business consistent with past practice, and during such time period, each Seller has not:

(a) entered into any Material Contract outside the ordinary course of business;

(b) made material modifications to, or terminated or cancelled any Material Contract outside the ordinary course of business;

(c) transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property Right, other than in the ordinary course of business consistent with past practice;

(d) made any capital expenditure (or series of related capital expenditures) either involving more than $100,000, individually, or $250,000, in the aggregate, or outside the ordinary course of business;

(e) suffered any extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business;

(f) experienced any material damage, destruction, or loss (whether or not covered by insurance) to the Purchased Assets; or

(g) committed to do any of the foregoing.

4.14 Material Contracts.

(a) Schedule 4.14(a) contains a complete and correct list, as of the date of this Agreement, of the following Contracts pertaining to the Business to which each Seller is a party or by which each Seller is bound (collectively, the “Material Contracts”):

(i) any agreement (or group of related agreements) for the lease of Personal Property to or from a Person providing for annual lease payments in excess of $50,000;

(ii) any agreement under which the consequences of a default or termination would have a Material Adverse Effect;

(iii) any agreement (or group of related agreements) for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, or which involves consideration in excess of $50,000 per year;

(iv) any collective bargaining agreements;

(v) any material agreements relating to the Waverly Intellectual Property, Gramercy Intellectual Property or Village Intellectual Property, including, without limitation, the License Agreements; and

(vi) any settlement, conciliation or similar agreement pursuant to which the Business will have any liabilities or obligations after the execution of this Agreement.

(b) The Sellers have delivered to Buyer a correct and complete copy of each written Material Contract (as amended to date) and a written summary setting forth the material terms and conditions of each oral Material Contract. Except as disclosed in Schedule 4.14(b), each Material Contract is in full force and effect and no Seller is in material violation or material breach of or in material default under any Material Contract. No Seller has, nor to the Sellers’ Knowledge, has any other party to any Material Contract, breached or provided any written notice of an intent to breach, any provision thereof. Except as disclosed in Schedule 4.14(b), the Sellers have paid in full or accrued all amounts due under each Material Contract for periods on or prior to the date hereof.

4.15 Insurance. Schedule 4.15 sets forth an accurate and complete summary of each insurance policy providing for liability exposure (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) to which each Seller is currently a party, a named insured or otherwise the beneficiary of coverage (“Insurance Policies”) with respect to the Purchased Assets. All such Insurance Policies are in full force and effect. Since January 1, 2008, Seller has paid all premiums due thereunder and, except as set forth in Schedule 4.15, no notice (whether oral or written) of cancellation of any such coverage or increase in premiums thereof has been received by the Sellers.

4.16 Leased Property. Schedule 4.16 sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such parcel of Leased Real Property principally used in the Business. The Leased Real Property set forth on Schedule 4.16 constitutes all of the real property principally used by the Sellers in the conduct of the Business. Except as set forth on Schedule 4.16, (a) no material default by the Sellers or, to the Sellers’ Knowledge, the applicable landlord exists under any Lease which has not been cured or waived, (b) the Sellers have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, (c) each Lease is legal, valid, binding and enforceable and in full force and effect and (d) the Sellers are not a parties to any agreement or option to purchase any real property or interest therein with respect to the Business.

4.17 Intellectual Property.

(a) Schedule 4.17(a) contains an accurate and complete list (i) by country or jurisdiction of (A) all registrations owned by the Sellers (and applications for registration) of all Waverly brand domain names of which the Sellers are the registrant or of which a third party is the registrant for the benefit of the Sellers; (B) all registrations and applications for registration of, and all material unregistered, trademarks, trade names, service marks, logos and slogans owned by the Sellers for use in the ownership, operation or maintenance of the Purchased Assets or in the operation of the Business (the “Waverly Trademarks”); (C) all Waverly Copyrights; (D) all trademarks using the word “Gramercy” owned by the Sellers (the “Gramercy Trademarks”); and (E) all trademarks using the word “Village” owned the Sellers (the “Village Trademarks”) and (ii) all unregistered trademarks which use a Waverly Trademark with one or more other words, numbers, symbols or logos which are currently licensed to a Licensee under a License Agreement in the Business (the “Waverly Composite Trademarks”). The Sellers (a) own all Waverly Trademarks, Waverly Copyrights, Gramercy Trademarks, Village Trademarks and, to Sellers’ Knowledge, all Waverly Composite Trademarks and (b) own or have the valid right to use all other Waverly Intellectual Property that is used in the operation of the Business as currently operated and as may be necessary or otherwise required to perform the Sellers’ obligations under any or all License Agreements, including, without limitation, all designs licensed or sublicensed to Licensees under License Agreements. Except as set forth in Schedule 4.17(a), the Sellers’ registrations, filings and issuances for the Waverly Trademarks, Gramercy Trademarks, Village Trademarks and Waverly Copyrights remain in full force and effect in all jurisdictions in which they are registered. Except as set forth in Schedule 4.17(b), there is no pending or, to Sellers’ Knowledge, threatened, claim by any Person involving the Waverly Intellectual Property, Village Intellectual Property or Gramercy Intellectual Property.

(b) Except as otherwise set forth in Schedule 4.17(b), (i) to Sellers’ Knowledge, neither the operation of the Business nor the past or present use of the Waverly Intellectual Property, Gramercy Intellectual Property or Village Intellectual Property, whether by the Sellers or any Licensee under (and in accordance with the terms of) a License Agreement, infringes, misappropriates or otherwise violates any Intellectual Property right of any Person, and (ii) no claim has been asserted in writing, or to Sellers’ Knowledge, orally that (A) the use of the Waverly Intellectual Property, Gramercy Intellectual Property or Village Intellectual Property by the Sellers or a Licensee, in a manner consistent with past practice, or in a manner consistent with the operation of the Business as currently conducted by the Sellers or by Licensee under a License Agreement, does or may infringe or misappropriate the Intellectual Property Rights of any Person, or (B) the performance by the Sellers or a Licensee under any License Agreement, or by a Licensee in connection with its performance of a License Agreement, does or may infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person. Except as set forth in Schedule 4.17(b), (i) to Sellers’ Knowledge, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any of the Waverly Intellectual Property, Village Intellectual Property or Gramercy Intellectual Property and (ii) there is no pending claim by the Sellers against any Person relating to any matter described in the preceding clause, and the Sellers are not in material breach of, or default under, any term of any License Agreement and, except as set forth in Schedule 4.17(b), to Sellers’ Knowledge, no Licensee is in material breach of the applicable License Agreement or in material default thereunder. The word “material” as used in the previous sentence and in Section 4.22 below means (x) any default in payment or (y) any default which is non-curable or if not cured within the time period specified in a subject agreement would permit the non-defaulting party to terminate the subject agreement.

(c) Except for the License Agreements set forth on Schedule 4.21(a) or as set forth in Schedule 4.17(c), the Sellers have not granted any license, franchise, permit or right to any Person to use any of the Waverly Intellectual Property, the Gramercy Intellectual Property, or the Village Intellectual Property.

4.18 Affiliate Transactions. Except as set forth on Schedule 4.18, (a) there are no Assumed Contracts between the Sellers, on the one hand, and any employee or director or any family member or Affiliate of the Sellers, on the other hand, other than employment agreements entered into in the ordinary course of business consistent with past practice; and (b) there are no loans or other indebtedness owing by any such employee of the Sellers or any family member or Affiliate of any such Person to the Sellers.

4.19 Brokers or Finders. Except for fees and expenses payable to Rothschild Inc. (the payment of which shall be the sole responsibility of Sellers and Parent), no agent, broker, firm or other Person acting on behalf of Parent or the Sellers is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.

4.20 Suppliers. Except for the suppliers named in Schedule 4.20, the Sellers have not purchased in connection the Business, from any single supplier, goods or services for which the aggregate purchase price exceeds 5% of the total amount of goods and services purchased by the Sellers between January 1, 2008, and August 31, 2008. Since January 1, 2008, there has not been any termination, cancellation or material curtailment of the business relationship, with respect to the Business, of the Sellers with any supplier named in Schedule 4.20 or any material and adverse (to the Sellers) change in any material term (including credit terms) of the supply agreements or related arrangements with any such supplier. No supplier named in Schedule 4.20 has advised the Sellers that with respect to the Business, it intends, or has threatened, to cancel or otherwise terminate the business relationship of such supplier with the Sellers or any Licensee or that with respect to the Business, it intends to modify materially and adversely (to the Sellers) its business relationship with the Sellers or any Licensee or to decrease materially or limit materially its supply to the Sellers or any Licensee.

4.21 License Agreements.

(a) Schedule 4.21(a) sets forth an accurate and complete list of (i) each License Agreement (including all amendments thereto) to which the Sellers are a party, the term of which is currently in effect, or for which a sell-off period is presently in effect after expiration or termination of the License Agreement, (ii) those License Agreements pursuant to which, to Sellers’ Knowledge, any Licensee under any such License Agreement has granted a license to another Person to manufacture and sell goods under or otherwise utilize the Waverly Intellectual Property and (iii) all proposed License Agreements that are currently in active negotiation. All License Agreements which are set forth in Schedule 4.21(a) are collectively referred to as “Current License Agreements.”

(b) All Current License Agreements are in writing and there are no oral modifications or oral amendments to any Current License Agreement. The Sellers have made available to Buyer true, correct and complete copies of all of its Current License Agreements, including all amendments thereto, set forth in Schedule 4.21(a). Each Current License Agreement contains commercially reasonable quality control provisions protecting the rights of the Sellers in the Intellectual Property covered thereby. Sellers have examined, monitored or otherwise policed, to the extent deemed prudent by Sellers and in accordance with the customary practices in the industry in which Sellers participate, the activities of all of the Licensees under the Assumed Contracts to verify that the products manufactured, sold or offered for sale under the Intellectual Property licensed to such Licensees pursuant to the Assumed Contracts meet, in all material respects, the quality control standards and requirements for use of such Intellectual Property set forth in such Assumed Contracts Except as set forth in Schedule 4.21(b), the Sellers have not received written notice, or to Sellers’ Knowledge, oral notice, from a Licensee, and have no Knowledge of any facts to the effect that such Licensee (i) intends not to continue its relationship with the Sellers upon the expiration of such Current License Agreement, (ii) has breached or intends to breach such Current License Agreement or intends not to perform in such a manner as would prejudice, in any material respect, the rights of the Sellers under such Current License Agreement, (iii) claims that such Current License Agreement has been breached by any other party thereto which would prejudice, in any material respect, the rights of the Sellers under such Current License Agreement, (iv) currently intends to exercise its right to terminate its Current License Agreement or (v) currently intends to exercise its right to “buyout” its Current License Agreement.

(c) The Current License Agreements are the valid and enforceable obligations of Sellers and, to Sellers’ Knowledge, the other parties thereto, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws presently or hereafter in effect, affecting the enforcement of creditors’ rights generally, general equitable principles and public policy to the extent so determined by the court in the specific instance. The consummation of the transactions contemplated by this Agreement will not result in the termination of any Current License Agreement pursuant to its terms. Except as set forth on Schedule 4.21(c), to Sellers’ Knowledge, no Person that is a party to a Current License Agreement has materially or consistently failed to make any payments required thereunder when due.

(d) Except as set forth in Schedule 4.21(d), all obligations of the Sellers required to be performed in connection with the Current License Agreements have been duly performed in all material respects.

(e) Schedule 4.21(e) sets forth for the period from August 31, 2007, through August 31, 2008, the names of the Licensees with the ten (10) largest aggregate license fees payable in such period.

4.22 Third Party License Agreements. Schedule 4.22 sets forth each Third Party License Agreement currently in effect. Except as set forth on Schedule 4.22, to Sellers’ Knowledge, there are no pending material defaults on the part of the Sellers or any Third Party Licensor under any Third Party License Agreement. Except as set forth on Schedule 4.22, the Sellers have obtained all Consents required of Third Party Licensors so as to permit Licensees to use Intellectual Property of each Third Party Licensor, where such use is authorized under a License Agreement.

ARTICLE V.
Representations and Warranties of Buyer

Buyer hereby represents and warrants to Parent and the Sellers that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V except to the extent any representation or warranty speaks as of a different date, which representations and warranties shall be true and correct only as of such date), except as set forth in the Disclosure Schedules delivered by Buyer to the Sellers and attached hereto.

5.1 Existence and Good Standing; Authorization.

(a) Buyer is duly organized, validly existing and in good standing under the laws of its state of its incorporation, organization or formation, as applicable.

(b) Buyer has all requisite corporate power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the purchase of the Purchased Assets, the assumption of the Assumed Liabilities, and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby, have been duly authorized and approved by its board of directors, as applicable, and no other corporate or stockholder action on the part of Buyer is necessary to authorize the execution, delivery and performance of this Agreement by Buyer or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Buyer, and, assuming the due execution of this Agreement by Parent and the Sellers, this Agreement constitutes the valid and binding obligations of Buyer enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

5.2 Consents and Approvals; No Violations. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby do not and will not:

(a) violate or conflict with any provisions of the Organizational Documents of Buyer;

(b) violate any Legal Requirement or Order of any court or Government Authority to which Buyer is subject or by which any of its respective material properties or assets are bound;

(c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority by Buyer on or prior to the Closing Date; and

(d) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrance upon any of the material properties or assets of Buyer under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, permit, agreement, lease, license agreement or any other instrument or obligation to which Buyer is a party, or by which it or any of its respective properties or assets may be bound; and excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches and defaults the existence of which, would not impair to any material extent the ability of Buyer to perform its obligations under this Agreement.

5.3 Litigation.

(a) There are no Proceedings pending, or, to the Knowledge of Buyer, threatened which would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

(b) There is no Order to which Buyer is subject which would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

5.4 Brokers’ or Finders’ Fees. Except for fees and expenses payable to Peter J. Solomon Company (the payment of which shall be for the sole responsibility of Buyer), no agent, broker, firm or other Person acting on behalf of Buyer is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated by this Agreement.

5.5 Adequacy of Funds. Buyer has on hand, and will continue to have on hand through the Closing Date, freely available funds sufficient to pay the Purchase Price in full and to satisfy the other obligations of Buyer under this Agreement.

5.6 Insolvency Proceedings. No insolvency proceedings of any kind, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Buyer are pending or, to Buyer’s Knowledge, threatened. Buyer has not made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

ARTICLE VI.
Pre-Closing Covenants

6.1 Efforts to Closing. Subject to the terms and conditions of this Agreement, Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all actions as may reasonably be necessary to consummate the transactions contemplated hereby and to cause the conditions set forth in Article IX to be satisfied, and Parent and each Seller agrees to use its reasonable best efforts to take, or cause to be taken, all actions as may reasonably be necessary to consummate the transactions contemplated hereby and to cause the conditions set forth in Article VIII to be satisfied. Without limiting the generality of the foregoing, Parent or the Sellers shall give or cause to be given any notices to third parties required to be given pursuant to any Assumed Contract to which it is a party as a result of this Agreement or any of the transactions contemplated hereby. Each Seller shall use its reasonable best efforts to obtain prior to the Closing, and deliver to Buyer at or prior to the Closing, all consents, waivers and approvals required to be obtained under each Assumed Contract to which it is a party or by which it is bound, in form and substance reasonably acceptable to Buyer. Buyer shall use its reasonable best efforts to cooperate with each Seller in its efforts to obtain the aforementioned consents, including by providing such information as the other contracting parties may reasonably request.

6.2 Conduct of the Business. Except as otherwise contemplated by or expressly provided in this Agreement, from the date of this Agreement until the Closing Date, the Sellers shall conduct the Business in the ordinary and normal course of business, consistent with past practice and use commercially reasonable efforts to preserve and maintain the ongoing operations, organization and assets of the Business and maintain the goodwill of the Business’ Licensees, customers and others having business relations with the Sellers. Further, and without limiting the generality of the foregoing, during the period from the date hereof to the Closing Date, except as may be first approved by Buyer in writing, or as is otherwise contemplated by or expressly provided in this Agreement or as set forth on Schedule 6.2, the Parent and each Seller shall not:

(a) Amend the certificate of incorporation or by-laws or other organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Seller;

(b) As it relates to any Seller, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or corporation, partnership, joint venture, association or other business organization or division thereof, or any assets that are material, individually or in the aggregate;

(c) Cancel, encumber, or in any way discharge, terminate, adversely modify or amend or impair any Assumed Contract other than in the ordinary course of business, or commit any act or fail to take any action that would cause a material breach of any such Assumed Contract;

(d) Waive, modify, alter, reduce or compromise any amounts payable by any Licensee;

(e) Sell or dispose of any of the Purchased Assets except for immaterial sales or other dispositions in the ordinary course of business;

(f) Create or suffer or permit the creation of any Encumbrance (other than Permitted Encumbrances) on any of the Purchased Assets or with respect thereto, unless such Encumbrance will be discharged prior to Closing;

(g) Take any action that would reasonably be expected to prevent Parent or the Sellers from consummating the transactions contemplated in this Agreement;

(h) Knowingly violate any Legal Requirement, statute, rule, governmental regulation or order of any court or Government Authority (whether federal, state or local);

(i) Take, or fail to take, any other action which would reasonably be expected to result in a material breach or inaccuracy in any of the representations or warranties of Parent or the Sellers contained in this Agreement;

(j) Except in the ordinary course of business, enter into any Contract or agreement that would be required to be listed as a Material Contract or Assumed Contract if such Contract or agreement were in effect on the date hereof; provided that the Sellers shall in no event enter into a License Agreement (other than implied licenses arising in the ordinary course of business) without the prior written consent of Buyer;

(k) Adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization of any Seller;

(l) Settle or compromise any litigation related to the Purchased Assets in which a Seller is a defendant (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid; or

(m) Agree or commit, whether in writing or otherwise, to take any of the actions specified in the foregoing clauses.

6.3 Access and Investigation. The Sellers will permit Buyer and its appropriate Representatives to have reasonable access, prior to the Closing Date, to the Purchased Assets at the Sellers’ properties and to the Books and Records of the Sellers during normal working hours and upon reasonable notice, to familiarize itself with the Sellers’ properties, business and operating and financial conditions.

6.4 Notice of Developments. Parent and the Sellers shall promptly advise Buyer, and Buyer shall promptly advise the Sellers, in writing of any (a) event, circumstance or development that results (or would result on the Closing Date) in a breach of any representation or warranty made by it in this Agreement and (b) any material failure of Parent, the Sellers or Buyer, as the case may be, to comply with or satisfy any condition or agreement to be complied with or satisfied by it hereunder; provided that no disclosure pursuant to this Section 6.4 shall be deemed to amend or supplement any provision of this Agreement or any disclosure schedule hereto, or to prevent or cure any misrepresentation, breach of warranty or breach of covenant.

6.5 Public Disclosure or Communications. Between the date of this Agreement and the Closing Date, except to the extent required by applicable Legal Requirements (including, without limitation, the listing requirements of the Nasdaq Global Market and securities laws applicable to Parent), none of Buyer or the Sellers shall issue any press release or public announcement of any kind concerning the transactions contemplated by this Agreement without the prior written consent of Buyer, on the one hand, and Parent and the Sellers on the other. In the event any such public announcement, release or disclosure is required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq Global Market and securities laws applicable to Parent), the Sellers or Parent, as applicable, will provide, to the extent practicable under the circumstances, the Buyer reasonable opportunity to comment on any such announcement, release or disclosure prior to the making thereof. Buyer acknowledges and agrees that Parent shall be required to file a Current Report on Form 8-K disclosing the transactions contemplated by this Agreement and attaching as an exhibit thereto a copy of this Agreement.

6.6 Employee Matters.

(a) Business Employees. Immediately after the date of this Agreement, Buyer shall offer employment to each Business Employee set forth on Schedule 6.6(a). Buyer shall reimburse Seller for severance obligations (if any) arising as a result of the rejection of Buyer’s offer of employment by any Business Employee. Buyer shall cause each offer of employment to a Business Employee pursuant to this Section 6.6(a) to provide for (i) an annual salary or hourly wage rate (as applicable), (ii) annual and long-term bonus and incentive compensation opportunities (other than incentive compensation opportunities related to the transactions contemplated by this Agreement), and (iii) employee benefit plans, programs and arrangements (collectively “Employment Terms”) that are substantially comparable, in the aggregate, to those provided to Buyer’s employees in similar positions. In addition, Buyer may offer employment to the Business Employees set forth on Schedule 6.6(b), on terms to be mutually agreed upon, at the Buyer’s sole discretion. Buyer shall reimburse Seller for severance obligations (as set forth on Schedule 6.6(c)), actually paid by Sellers or Parent, arising as a result of the rejection of Buyer’s offer of employment by any Business Employee or arising as a result of Buyer’s failure to offer employment to any Business Employee if such Business Employee is terminated by Seller within thirty (30) days of the Closing Date. Any Business Employee who accepts Buyer’s offer of employment pursuant to this Agreement shall be a “Transferred Employee.” Nothing herein shall restrict the right of Buyer or a Subsidiary of Buyer to terminate the employment of any Transferred Employee after the Closing Date. Any reimbursement of severance obligations by Buyer to Seller, as set forth above, shall occur within ten (10) days of a reimbursement request from Seller.

(b) Benefits Liabilities. Effective from and after the Closing, Buyer and its Affiliates shall assume and be solely responsible for all employment and employee benefits-related Liabilities that arise on or after the Closing Date and that relate to any Transferred Employee (or any dependent or beneficiary of such Transferred Employee) and no Seller nor any of its Subsidiaries shall have any Liability with respect to any such Transferred Employee (or any dependent or beneficiary of such Transferred Employee) that relates to such Transferred Employee’s employment with Buyer or any of its Affiliates. Buyer shall credit all Transferred Employees for all accrued and unused vacation for the calendar year ended December 31, 2008.

(c) Buyer Employee Benefit Plans. Effective as of the Closing Date, except as otherwise provided in this Article VI, each Transferred Employee shall cease to participate in any Seller Benefit Plan (other than as a former employee of the Sellers and its Subsidiaries to the extent, if any, permitted by the terms of such Seller Benefit Plan). Effective from and after the Closing, Buyer shall, or shall cause its applicable Subsidiaries to, establish or have in effect Employee Benefit Plans for the benefit of the Transferred Employees (and their dependents and beneficiaries) in accordance with the requirements of this Article VI and Buyer’s and its Subsidiaries’ offers of employment. From and after the Closing Date, Buyer shall, and shall cause its applicable Subsidiaries to, recognize the service of the Transferred Employees prior to the Closing Date with the Sellers or any of their Affiliates and any of their respective predecessors as service with Buyer for the purposes of eligibility and vesting under the Buyer Employee Benefit Plans, including eligibility to participate, vesting and benefit accrual, except to the extent the recognition of such service would result in the duplication of benefits for the same period of service. From and after the Closing Date, each Transferred Employee shall immediately be eligible to participate, without any waiting time, in any and all Buyer Employee Benefit Plans. With respect to any Buyer Employee Benefit Plan that is a medical, dental, other health, life insurance or disability plan, Buyer shall, and shall cause its Subsidiaries to, to the extent permitted by such Buyer Employee Benefit Plan, (i) waive or cause to be waived any pre-existing condition exclusions and requirements that would result in a lack of coverage of any pre-existing condition of a Transferred Employee (or any dependent thereof) that would have been covered under the Seller Employee Benefit Plan in which such Transferred Employee (or eligible and enrolled dependent thereof) was a participant immediately prior to the Closing Date, and credit or cause to be credited any time accrued against applicable waiting periods relating to such pre-existing condition, (ii) ensure that any medical, dental or other health expenses incurred by a Transferred Employee (or family member thereof) in the calendar year that includes the Closing Date is recognized for purposes of calculating any deductible, co-payment, out-of-pocket maximum, benefit limitations or similar provisions for such calendar year under the Buyer Employee Benefit Plans and (iii) waive any health eligibility, actively-at-work or medical examination requirements under the Buyer Employee Benefit Plans. Buyer agrees to cause its tax-qualified 401(k) plan for U.S. employees to allow each Transferred Employee who has one or more account balances in Sellers’ tax-qualified 401(k) plan to make a “direct rollover” of such account balances (including promissory notes evidencing all outstanding loans but excluding any Parent stock) from Sellers’ 401(k) plan if such Transferred Employee elects to make such a rollover.

6.7 Exclusivity. From and after the date hereof, neither Parent nor any Seller shall (and Parent and each Seller will not cause or permit any of their subsidiaries to) directly or indirectly (i) solicit, initiate, encourage or knowingly facilitate any inquiries or the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities, or any portion of the Purchased Assets, of WV IP Holdings (including any acquisition structured as a merger, consolidation or share exchange or other similar transaction) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Parent and Sellers shall, within two (2) Business Days, notify Buyer if any such proposal or offer, or any inquiry or contact with any Person with respect thereto, is made and shall, in any such notice to Buyer, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer.

ARTICLE VII.
Post-Closing Covenants

7.1 Transfer Taxes. All stamp, transfer, documentary, sales and use, registration and other similar taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, the “Transfer Taxes”) shall be paid one half by the Buyer and one half by the Sellers.

7.2 Nonsolicitation.

(a) For a period of three (3) years from the Closing Date, Parent and each Seller and their Affiliates will not directly or indirectly, on its own behalf, as an agent of, on behalf of or in conjunction with, or as a member, partner or shareholder of, any other firm, corporation or other entity or Person:

(i) induce or attempt to induce any employee, officer, manager or director of the Buyer to terminate his or her employment with Buyer or in any way interfere with the relationship between Buyer and any such individual, or

(ii) induce or attempt to induce any former licensee, independent contractor, manufacturer or supplier of the Sellers with respect to the Business, to terminate his or her business relationship, as applicable, with Buyer or its Affiliates.

(b) During the Buyer Nonsolicitation Period, Buyer and Buyer’s Affiliates shall not directly or indirectly, on its own behalf, as an agent of, on behalf of or in conjunction with, or as a member, partner or shareholder of, any other firm, corporation or other entity or Person induce or attempt to induce any employee, officer, manager or director of Parent or the Sellers or any of Sellers’ Affiliates to leave his or her respective place of employment or in any way interfere with the relationship between such Seller and any such individual; provided, however, that this Section 7.2(b) shall not apply to a general solicitation or advertisement not directed at employees of the Parent or any Seller.

Notwithstanding the restrictions in this Section 7.2, Buyer shall have the right to hire directly or indirectly any employee of Seller who worked primarily in the Business and is listed in Schedule 6.6.

(c) Buyer and the Sellers will be entitled (without limitation of any other remedy) to specific performance and/or injunctive relief with respect to any breach or threatened breach of the covenants in this Section 7.2, without the need to post any bond. If any court of competent jurisdiction at any time deems the time periods for the foregoing covenants too lengthy or the scope of the covenants too broad, the restrictive time periods will be deemed to be the longest period permissible by law, and the scope will be deemed to comprise the broadest scope permissible by law under the circumstances. It is the intent of the parties to protect and preserve the Business and the Purchased Assets and therefore the parties agree and direct that the time period and scope of the foregoing covenants will be the maximum permissible duration (not to exceed three (3) years) and size.

7.3 Further Assurances. From time to time following the Closing, Buyer shall execute and deliver, or cause to be executed and delivered, to the Sellers such other instruments and documents as the Sellers may reasonably request or as may be otherwise necessary to more effectively consummate the transactions contemplated hereby. Following the Closing, the Sellers agree to forward to Buyer any correspondence or other communications addressed to the Sellers received by it that relates to the Purchased Assets or Assumed Liabilities.

7.4 Confidentiality. From and after the date hereof, for a period of seven (7) years, and except as may be required by law or legal process (including applicable securities laws and the Nasdaq Global Market), the Sellers shall, and shall cause each of its Affiliates to, treat as confidential and use commercially reasonable efforts to safeguard and not to use, except as expressly agreed in writing by Buyer, or to the extent the same is or becomes in the public domain or otherwise known by the public other than by any act or omission of the Sellers, any and all Seller Information included within the Purchased Assets, including the Waverly Intellectual Property, Gramercy Intellectual Property, and Village Intellectual Property, in each case using the standard of care necessary to prevent the unauthorized use, dissemination or disclosure of such Seller Information; provided, that from and after the date hereof until the Closing, this provision shall not restrict the Sellers from using such Seller Information in the ordinary course of business, consistent with past practice. For purposes of this Section 7.4, from and after the date hereof, confidential information included within the Purchased Assets shall be deemed to be “Seller Information” notwithstanding the fact that such information was available to or in the possession of the Sellers or any of the Sellers’ Affiliates prior to the Closing.

7.5 Access to Records. For three (3) years after the Closing, each party will permit the other parties and their Affiliates reasonable access on not less than five (5) Business Days prior written notice, during normal business hours, at the sole cost and expense of the requesting party and in a manner that will not unreasonably interfere with the normal operations of the providing party, to and the right to make copies of the books and records of such party relating only to the Purchased Assets existing prior to Closing and in such providing party’s possession or control; provided, however, that the requesting party shall only use such information (a) to protect or enforce its rights or perform its obligations under this Agreement and any agreements entered into among the parties in connection herewith or (b) in connection with tax or other regulatory filings, litigation or financial reporting. In addition, the providing party will make available to the requesting party or its Affiliate, upon reasonable request and to the extent still employed by the providing party in a manner that will not unreasonably interfere with the normal operations of the providing party, personnel who are familiar with any such matter requested.

7.6 Employee Benefit Plans. Buyer shall not assume, sponsor, contribute to, or be obligated to contribute to any Employee Benefit Plans of the Sellers. Sellers and Parent shall indemnify and hold Buyer harmless from and against any liabilities or obligations arising under or relating to any Employee Benefit Plans. Sellers and their ERISA Affiliates shall be responsible for compliance with Section 4980B of the Code and Sections 601 through 609 of ERISA and for providing healthcare continuation coverage to all former employees of the Sellers and their respective Qualified Beneficiaries, as defined in ERISA.

7.7 S-X Cooperation. In connection with Buyer’s financial reporting requirements under Rule 3-05 of Regulation S-X (on Form 8-K or Form 8-K/A), the Sellers agree to (i) provide Buyer with access to (during normal business hours and in an manner so as not to interfere with the normal operations of the Sellers), and make copies of (at Buyer’s expense), all books and records of the Sellers relating to the Purchased Assets, and (ii) use their reasonable efforts to assist Buyer in connection with Buyer’s review of such books and records. In connection with the foregoing, the Sellers will authorize their auditors to provide all work papers related to the Purchased Assets to Buyer. Buyer shall reimburse the Sellers for all costs incurred by the Sellers in connection with the Sellers’ obligations under this Section 7.7.

ARTICLE VIII.
Conditions Precedent to
Buyer’s Obligation to Close

Buyer’s obligation to purchase the Purchased Assets and Buyer’s obligation to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

8.1 Truth of Representations and Warranties. The representations and warranties of Parent and each Seller contained in this Agreement shall be true and correct as of the date of this Agreement and on and as of the Closing Date (other than those representations or warranties that expressly relate to an earlier date, which representations and warranties shall be true and correct as of such earlier date), except in each case for such failures to be true and correct which have not had and would not reasonably be expected to have a Material Adverse Effect (it being agreed that any “materiality,” “Material Adverse Effect” or similar qualification in such representations and warranties shall be disregarded in determining any inaccuracies for purposes of this Section 8.1 other than the first sentence of Section 4.13 which shall be read with “Material Adverse Effect” included as written).

8.2 Performance of Agreements. Each of the covenants and agreements of Parent and each Seller to be performed or complied with by it at or prior to the Closing Date pursuant to the terms hereof, shall have been performed or complied with in all material respects.

8.3 Certificate. Parent and each Seller shall have delivered to Buyer a certificate, dated the Closing Date and executed by or on behalf of Parent and each Seller, certifying as to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 of this Agreement.

8.4 No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.

8.5 Governmental and Other Approvals. All of the governmental and third-party consents and approvals set forth on Schedule 8.5 shall have been received and shall be in full force and effect. Buyer shall have received copies of releases of all Encumbrances (other than Permitted Encumbrances) against any asset, property or right of the Purchased Assets.

8.6 No Material Adverse Effect. From the date hereof to the Closing Date, there shall not have occurred any Material Adverse Effect (excluding, for this purposes, the matters contemplated by clause (2) of the definition of “Material Adverse Effect”); provided that for purposes of determining whether there has been a Material Adverse Effect for purposes of this Section 8.6, the following shall not be deemed to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred: with respect to a particular Licensee, any payment default by such Licensee to the extent such amount is not more than 30 days past due and the aggregate amount of which is not materially greater than historical delinquent payments in a given month by such Licensee.

8.7 Closing Deliverables. In addition to any other documents to be delivered or actions to be taken under other provisions of this Agreement, at the Closing, Parent or the Sellers shall deliver to Buyer:

(a) The Payoff Letters reflecting all outstanding Indebtedness related to the Business to be repaid at Closing and any necessary releases as may be reasonably required to evidence the satisfaction of the Indebtedness related to the Business.

(b) One or more executed bills of sale in form and substance reasonably satisfactory to Buyer transferring to Buyer all Personal Property included in the Purchased Assets.

(c) One or more executed assignment and assumption agreement(s) in form and substance reasonably satisfactory to Buyer assigning to Buyer the Assumed Contracts.

(d) A certified copy of the resolutions of Parent and each Seller authorizing the execution, delivery, and performance of this Agreement by Parent and each Seller and the consummation of the transactions provided for herein.

(e) An executed assignment and assumption of the Intellectual Property included in the Purchased Assets and such instruments and other documents, in form and substance reasonably acceptable to Buyer (including with respect to notarization or legalization by apostile in accordance with the requirements of the applicable Government Authorities), reasonably requested by Buyer to effectuate and record with the applicable Government Authorities the transfer of the Intellectual Property included in the Purchased Assets from the Sellers to Buyer.

(f) A sublease in form and substance satisfactory to the Buyer and Sellers for the Subleased Property.

ARTICLE IX.
Conditions Precedent to Sellers’ and Parent’s
Obligation to Close

All obligations of Parent and each Seller under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Parent or the Sellers, in their sole discretion:

9.1 Truth of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct as of the date of this Agreement and on and as of the Closing Date (other than those representations or warranties that expressly relate to an earlier date, which representations and warranties shall be true and correct as of such earlier date).

9.2 Performance of Agreements. Each of the covenants and agreements of Buyer to be performed or complied with by Buyer at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed or complied with in all material respects.

9.3 Certificate. Buyer shall each have delivered to the Sellers a certificate, dated the Closing Date and executed by or on behalf of Buyer, certifying as to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 of this Agreement.

9.4 No Injunction. No court or other Government Authority shall have issued an Order, which shall then be in effect, restraining or prohibiting the completion of the transactions contemplated hereby.

9.5 Closing Deliverables. At the Closing, Buyer shall deliver to, or on behalf of, the Sellers the following:

(a) The Purchase Price as provided in Sections 3.2 and 3.3.

(b) One or more assignment and assumption agreement(s) assuming the Assumed Contracts and the Assumed Liabilities executed by Buyer, in form and substance reasonably satisfactory to the Sellers.

(c) A certified copy of the resolutions of Buyer authorizing the execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions provided for herein.

(d) A sublease in form and substance satisfactory to the Buyer and Sellers for the Subleased Property.

ARTICLE X.
Termination

10.1 Right to Terminate. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Parent;

(b) by either Buyer or Parent, if the Closing shall not have occurred by October 31, 2008 (the “Termination Date”);

(c) by either Buyer or Parent, if a court of competent jurisdiction or other Government Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, except if the party relying on such order, decree or ruling or other action has not complied with their obligations under this Agreement;

(d) by Parent, if there has been a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that causes the conditions set forth in Article IX to become incapable of fulfillment by the Termination Date, unless waived by Parent; and

(e) by Buyer, if there has been a breach of any representation, warranty, covenant or agreement on the part of Parent and each Seller set forth in this Agreement that causes the conditions set forth in Article VIII to become incapable of fulfillment by the Termination Date, unless waived by Buyer;

provided, however, that the party exercising its right to so terminate this Agreement pursuant to Section 10.1(b), 10.1(d) or 10.1(e) shall not have been responsible for such failure for the Closing to occur through a material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in this Article X, this Agreement shall become null and void and of no further force or effect, and there shall be no liability or obligation hereunder on the part of Parent, each Seller or Buyer, or any of their respective directors, officers, employees, members, partners, Affiliates, agents, representatives, heirs, administrators, executors, successors or assigns, except the obligations of the parties to this Agreement under Article XII hereof and this Section 10.2 shall survive any such termination. Notwithstanding the foregoing, nothing herein shall relieve any party from liability for any willful breach of any of their covenants, agreements, representations or warranties contained in this Agreement prior to termination of this Agreement.

ARTICLE XI.
Indemnification; Remedies

11.1 Survival. All representations and warranties made by Parent, each Seller or Buyer in this Agreement shall survive the Closing and continue in full force and effect until the first anniversary of the Closing Date (the “Survival Date”), other than in the case of fraud and except as to any matters with respect to which a bona fide written claim shall have been made or action at law or in equity shall have been commenced before such date, in which event survival shall continue (but only with respect to, and to the extent of, such claim or action); provided, however, that the representations and warranties (i) in Section 4.8 shall survive and remain in full force and effect until the expiration of the applicable statutes of limitations (including all periods of extension, whether automatic or permissive), (ii) in Section 4.17 shall survive and remain in full force and effect until the third (3rd) anniversary of the Closing Date, and (iii) in Sections 4.1, 4.2, 4.5, 4.19, 5.1 and 5.4 (the “Core Representations”) shall survive and remain in full force and effect indefinitely. Each covenant and agreement of Parent, each Seller and Buyer contained in this Agreement, which by its terms is required to be performed in whole or in part after the Closing Date, shall survive the Closing and remain in full force and effect until such covenant or agreement is performed.

11.2 Indemnification by Parent. Subject to the limitations set forth in this Article XI, Parent shall indemnify, defend and hold harmless Buyer and its Affiliates and their managers, members, officers, directors, agents, attorneys and employees, (hereinafter “Buyer Indemnified Parties”) from and against any and all Damages incurred or sustained by Buyer Indemnified Parties as a result of:

(a) the breach of any representation or warranty of Parent or any Seller contained in this Agreement or in any certificate or other instrument furnished by Parent or any Seller to Buyer pursuant to this Agreement;

(b) the breach of, default under or nonfulfillment of any covenant, obligation or agreement of Parent or any Seller under this Agreement or the agreements and instruments contemplated herein;

(c) a claim for Damages asserted with respect to the ownership or use of the Excluded Assets;

(d) any liability or obligation that is not an Assumed Liability, including the Excluded Liabilities; and

(e) any and all actions, suits, or proceedings, incident to any of the foregoing.

11.3 Indemnification by Buyer. Subject to the limitations set forth in this Article XI, Buyer shall indemnify, defend and hold harmless Parent and its Affiliates, including each Seller, and their respective managers, officers, directors, agents, attorneys and employees (hereinafter “Seller Indemnified Parties” and, together with Buyer Indemnified Parties, an “Indemnified Party”) from and against any and all Damages incurred or sustained by any of Seller Indemnified Parties as a result of:

(a) the breach of any representation or warranty of Buyer contained in this Agreement or any certificate or other instrument furnished by Buyer to the Sellers pursuant to this Agreement;

(b) the breach of, default under or non-fulfillment of any covenant, obligation or agreement of Buyer under this Agreement or in the agreements and instruments contemplated herein;

(c) the operation of the Business and the ownership of the Purchased Assets by Buyer or its Affiliates following the Closing;

(d) any Assumed Liability; and

(e) any and all actions, suits, or proceedings incident to any of the foregoing.

11.4 Limitation on Liability.

(a) Neither Parent nor Buyer shall have any liability for Damages arising solely under Section 11.2(a) or Section 11.3(a), respectively, and neither Seller Indemnified Parties nor Buyer Indemnified Parties shall have the right to seek indemnification under Section 11.2(a) or Section 11.3(a) respectively until the aggregate amount of the Damages incurred exceeds $250,000 (the “Basket”), provided that the Basket shall not apply to (i) any Damages (and there shall be first dollar liability) resulting from any breach of the Core Representations or Section 4.8 and (ii) any Damages resulting from any breach of Sections 4.17 or 4.21; provided, further, that no Buyer Indemnified Party shall have the right to seek indemnification under Section 11.3(a) for a breach of Section 4.17 or 4.21 until the aggregate amount of the Damages incurred exceeds $50,000, after which the Indemnified Party shall be entitled to indemnification in the full amount of the Damages (subject to the limitations on recovery and recourse set forth in this Article XI). After the Basket is exceeded, the Indemnified Party shall be entitled to indemnification for the amount of its Damages that exceeds the Basket, subject to the limitations on recovery and recourse set forth in this Article XI.

(b) The aggregate liability of Parent, on the one hand, and Buyer, on the other, for all Damages arising solely under Section 11.2(a) or Section 11.3(a), as applicable, shall not exceed Two Million Six Hundred Thousand ($2,600,000) (the “Cap”); provided, that the Cap shall not apply to any breach of (i) the Core Representations or Section 4.8, (ii) Section 4.17, for which the aggregate liability for Damages hereunder shall not exceed Ten Million Dollars ($10,000,000), or (iii) Section 4.21, for which the aggregate liability for Damages hereunder shall not exceed Ten Million Dollars ($10,000,000).

(c) Indemnification of the Buyer Indemnified Parties pursuant to Section 11.2 on account of any Damages shall be reduced by the amount of any tax benefit actually recognized by Buyer or any of its Affiliates as a result of such Damages. The Buyer Indemnified Parties shall use commercially reasonable efforts to claim and recognize all such tax benefits.

(d) Buyer shall use its commercially reasonable efforts to mitigate any and all Damages that would otherwise be indemnifiable hereunder.

11.5 Other Indemnification Provisions.

(a) To the extent that any representations and warranties of Parent, any Seller or Buyer, as applicable, have been breached, thereby entitling the non-breaching party to indemnification pursuant to Section 11.2(a) or Section 11.3(a) hereof, it is expressly agreed and acknowledged by the parties that solely for purposes of calculation of the monetary amount of Damages in connection with any right to indemnification, the representations and warranties of Parent and each Seller on the one hand and Buyer on the other, as applicable, that have been breached shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach or inaccuracy results in a Material Adverse Effect.

(b) Following the Closing, the parties’ rights to indemnification pursuant to this Article XI shall, except for equitable relief with respect to, and specific performance of , covenants that survive the Closing, be the sole and exclusive remedy available to the parties with respect to any matter arising under or in connection with this Agreement or the transactions contemplated hereby, other than for claims of fraud.

11.6 Procedure for Indemnification - Third Party Claims.

(a) Any Indemnified Party making a claim for indemnification under this Article XI shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify an Indemnitor on a timely basis shall not relieve the Indemnitor of its obligations hereunder except to the extent that such failure shall have caused the Damages for which the Indemnitor becomes obligated to be greater than such Damages would have been had the Indemnified Party given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnified Party's claim for indemnification at such Indemnitor's expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided further, that:

(i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party, except that the Indemnitor shall pay fees and expenses of separate counsel to the Indemnified Party that (x) are incurred prior to the date the Indemnitor effectively assumes control of such defense or (y) are incurred by the Indemnified Party because the Indemnitor is also a party to such action and the Indemnified Party determines in good faith that joint representation would be inappropriate;

(ii) the Indemnitor shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnified Party reasonably believes that an adverse determination with respect to the action, lawsuit, investigation, proceeding or claim giving rise to such claim for indemnification would be detrimental to or materially injure the Indemnified Party’s reputation or future business prospects; (C)  the claim seeks an injunction or equitable relief against the Indemnified Party; (D) upon petition by the Indemnified Party, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim or (E) the Indemnified Party reasonably believes that the Loss relating to such claim for indemnification could exceed the maximum amount that such Indemnified Party could be entitled to recover under the applicable provisions of Article IX; and

(b) if the Indemnitor assumes control of the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, with prejudice.

11.7 Procedure for Indemnification – Other Claims

. In the event any Indemnified Party should have a claim against any Indemnitor that does not involve a third party claim being asserted against or sought to be collected from the Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnitor, stating the basis or grounds in this Agreement for the indemnity and the amount of the Indemnified Party’s claim to the extent then known and quantifiable. The Indemnitor shall have 30 calendar days after their receipt of such claim to (i) agree to the amount or method of determination set forth in such claim and pay such amount to the Indemnified Party in immediately available funds or (ii) provide the Indemnified Party with written notice that it disputes either its obligation to provide the indemnification sought in such notice or the amount of the Indemnified Party’s claim. If the Indemnitor delivers a notice disputing the basis for or amount of the claim, the Indemnitor and the Indemnified Party shall negotiate in good faith to resolve the matter. In the event that the controversy is not resolved within 30 calendar days of the giving of a notice by the Indemnitor disputing the claim, the parties thereafter may pursue any and all available remedies at law (subject to the limitations and conditions provided in this Agreement).

ARTICLE XII.
MISCELLANEOUS

12.1 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt); provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

If to the Parent or the Sellers:

NexCen Brands, Inc.
1330 Avenue of the Americas
34th Floor
New York, NY 10019
Attention: Sue Nam
Facsimile: (212) 247-7132

With a copy to:

Kirkland & Ellis LLP
655 15th Street, N.W.
Washington, DC 20005
Attention: Mark D. Director, Esq.
Facsimile: (202) 879-5200

If to Buyer:

Iconix Brand Group
1450 Broadway, 4th Floor
New York, New York 10018
Attention: Neil Cole, President and Chief Executive Officer
Facsimile: (212) 391-0127

With a copy to:

Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Attention: Robert J. Mittman, Esq.
Facsimile: (212) 885-5001

12.2 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the certificates, exhibits, schedules, documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other Person, either explicitly or implicitly, any equitable or legal rights or remedies of any nature whatsoever hereunder, and (c) shall not be assigned by operation of law or otherwise without the written consent of the other parties hereto; provided that Buyer may assigns its rights and obligations under this Agreement to any Affiliate of Buyer, without consent of Parent or Sellers; provided, however, that notwithstanding the foregoing, Buyer shall remain obligated to perform all of Buyer’s obligations under this Agreement if not performed by such Affiliate.

12.3 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns.

12.4 Bulk Sales Law. Buyer hereby waives compliance by the Sellers with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets.

12.5 Expenses. Except as specifically provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each party hereto shall bear their own costs, expenses and fees incurred in connection with this Agreement and the other transactions contemplated by this Agreement.

12.6 Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof and any term, condition or covenant hereof may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party by a Person who has been authorized by such party to execute waivers, extensions or amendments on their behalf. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party’s rights under such provisions at any other time or a waiver of such party’s rights under any other provision of this Agreement. No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the party’s right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

12.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable will be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefited by such provision or any other provisions of this Agreement.

12.8 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

12.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, and all of which taken together shall constitute one instrument. Any signature page delivered by a facsimile machine shall be binding to the same extent as an original signature page with regard to any agreement subject to the terms hereof or any amendment thereto.

12.10 Governing Law; Jurisdiction.

(a) The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York, including Sections 5-1401 and 5-1402 of the New York General Obligations Law.

(b) Each of the parties agrees that any legal action or proceeding with respect to this Agreement shall be brought in the courts of the State of New York or the United States District Court for the Southern District of New York and, by execution and delivery of this Agreement, each party hereto hereby irrevocably submits itself in respect of its property, generally and unconditionally, to the non-exclusive jurisdiction of the aforesaid courts in any legal action or proceeding arising out of this Agreement. Each of the parties hereto hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to in the preceding sentence. Each party hereto hereby consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 12.1 hereof below their name and agrees that such service upon receipt shall constitute good and sufficient service of process or notice thereof. Nothing in this paragraph shall affect or eliminate any right to serve process in any other manner permitted by applicable Legal Requirements.

12.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled pursuant to the terms of this Agreement, at law or in equity.

12.12 Disclosure Schedules. Capitalized terms used in the Disclosure Schedules which are defined herein shall have the meanings assigned to such terms herein unless otherwise defined in the Disclosure Schedules. Nothing in the Disclosure Schedules constitutes an admission of any liability of Parent, each Seller or Buyer to any party or an admission against interest. The disclosure of a matter in any Disclosure Schedule shall be deemed a disclosure with respect to each representation or warranty made herein to the extent applicable, if, and to the extent that, the relevance of an exception to such other representation or warranty is reasonably apparent based on the plain meaning of such exception. Where the terms of a contract or other disclosure item have been summarized or described in a Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of the contract or other item.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Asset Purchase Agreement as of the day and year first above written.

NEXCEN BRANDS, INC.

By:	/s/ Kenneth Hall

Title:	Chief Executive Officer

NEXCEN FIXED ASSET COMPANY, LLC

By:	NexCen Brands, Inc., its Managing Member

By:	/s/ Kenneth Hall

Title:	Chief Executive Officer

NEXCEN BRAND MANAGEMENT, INC.

By:	/s/ Kenneth Hall

Title:	President

WV IP HOLDINGS, LLC

By:	/s/ Kenneth Hall

Title:	Chief Financial Officer

ICONIX BRAND GROUP, INC.

By:	/s/ Neil Cole

Title:	Chief Executive Officer